July 15, 2010

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Stop 4631

Washington, DC 20549-7010

RE:	Airgas, Inc. – Commission File No.1-9344

Airgas, Inc. Form 10-K for the year ended March 31, 2010

Dear Mr. Ingram:

This letter is in response to your comment furnished to Airgas, Inc. (the “Company”) on June 30, 2010 regarding the filing noted above. We appreciate the assistance that the Staff of the U.S. Securities and Exchange Commission (the “Commission”) provided to us regarding questions about the nature of the comment.

We have presented your original comment followed by our response to the comment below. We hope that you will find our response to be complete and in sufficient detail to satisfactorily address your comment. Additionally, we acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings; that the Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2010

1.	We note that you incorporate the Credit Agreement dated July 25, 2006, Exhibit 4.1, by reference to a previously filed Exchange Act filing. However, it does not appear that you filed all the exhibits and schedules to this agreement when you initially filed it. If these exhibits and schedules have been filed previously, please advise us as to where they are located. Otherwise, in your next Exchange Act filing, please file the full Credit Agreement, including all exhibits and schedules.

Airgas Response:

We reviewed the Twelfth Amended and Restated Credit Agreement dated July 25, 2006 (the “Credit Agreement”) incorporated by reference to a previously filed Exchange Act filing as Exhibit 4.1 in the Company’s Form 10-K for the year ended March 31, 2010. We agree that the exhibits and schedules to the Credit Agreement were inadvertently excluded from the previously filed Credit Agreement. Therefore, we will file the full Credit Agreement, as amended, including all exhibits and schedules, in our next Exchange Act filing.

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Please contact the undersigned with additional comments or questions. (Direct Dial 610-902-6222; Fax 610-225-3271.)

Sincerely,

/s/ Thomas M. Smyth
Thomas M. Smyth
Vice President and Controller
(Principal Accounting Officer)

cc:	Peter McCausland, Chairman and Chief Executive Officer
Mike Molinini, Executive Vice President and Chief Operating Officer
Robert M. McLaughlin, Sr. Vice President and Chief Financial Officer
Robert Young, Sr. Vice President and General Counsel
Dan Moriarty, Director of External Reporting
Chris Hall, Senior Manager of External Reporting
Melissa Violand, Manager of Financial Reporting
Audit Committee
Disclosure Committee
Nancy Weisberg, McCausland Keen & Buckman
John Walker, KPMG LLP